16004154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/27/16

Received SEC
MAR 15 2016
Washington, DC 20549

March 15, 2016

A. Robert D. Bailey
Allergan plc
robert.bailey@allergan.com

Act: 1934
Section: 14a-8 (OPS)
Rule:
Public
Availability: 3-15-16

Re: Allergan plc
Incoming letter dated January 27, 2016

Dear Mr. Bailey:

This is in response to your letters dated January 27, 2016, January 29, 2016, February 1, 2016 and February 5, 2016. We also have received letters from the proponent dated January 27, 2016, January 29, 2016, February 1, 2016, February 5, 2016 and February 7, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDUN M-07-16

March 15, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allergan plc
Incoming letter dated January 27, 2016

The proposal relates to the chairman of the board.

We are unable to concur in your view that Allergan may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Allergan may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We note that Allergan did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Adam F. Turk
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUN M-07-16

February 7, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Allergan plc (AGN)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 27, 2015 no-action request.

The company still has not provided a precedent of a company prevailing when its request for a broker letter does not reference a broker letter already received.

According to Staff Legal Bulletin No. 14G (attached):
"Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects."

The company failed to cite any defect in the proponent's December 30, 2015 broker letter. How is the proponent supposed to know whether the employee writing the letter, that was emailed on January 2, 2016, had simply not yet been forwarded the December 30, 2015 broker letter during the holidays?

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Judith Tomkins <Judith.Tomkins@actavis.com>

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUN M-07-16

February 5, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Allergan plc (AGN)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 27, 2015 no-action request.

The company today brags about its efforts to trigger a proponent letter now that the company would certainly reject.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Judith Tomkins <Judith.Tomkins@actavis.com>

Allergan plc
Morris Corporate Center III
400 Interpace Parkway
Parsippany, NJ 07054
www.allergan.com

February 5, 2016

Via Email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities Exchange Act of 1934, as amended (the "***Exchange Act***") - Omission of Shareholder Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

This letter is submitted by Allergan plc ("***Allergan***" or the "***Company***") in response to the letter sent to the Securities and Exchange Commission (the "***Commission***"), dated February 1, 2016, from Mr. John Chevedden (the "***Proponent***"). The Proponent's letter was submitted in response to the Company's February 1, 2016 request (the "***No Action Request***") that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend enforcement if the Proponent's shareholder proposal is omitted from the Company's proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders.

This letter is being submitted electronically pursuant to Question C of Staff Legal Bulletin No. 14D (Nov. 7, 2008). Allergan is e-mailing this letter to the Staff at shareholderproposals@sec.gov. The Company is promptly forwarding a copy of this correspondence to the Proponent pursuant to section G.9 of Staff Legal Bulletin No. 14 (July 13, 2001).

In its January 1 letter to the Proponent, the Company, in describing the defect, notes in italicized language that "the broker letter supplied refers to Allergan, Inc."

As of the date of this letter, the Company has still not received any evidence from the Proponent of his ownership of Allergan plc ordinary shares.

The Company tried to reach Mr. Chevedden by phone and email on each of February 2 and 4' 2016 to discuss with him whether he is the owner of Allergan plc ordinary shares. Mr. Chevedden did not respond to these messages.

Thank you for your attention and consideration of the above. If the Staff has any questions with respect to the foregoing, please do not hesitate to contact me at (862) 261-8830 or by email at Robert.Bailey@allergan.com.

Please send any email correspondence to Kira M. Schwartz, Assistant Secretary at kira.schwartz@actavis.com.

Very truly yours,

A. Robert D. Bailey, Esq.
Chief Legal Officer and
Corporate Secretary

cc: Mr. John Chevedden
Jeffrey D. Karpf, Esq.
Cleary Gottlieb Steen & Hamilton LLP
Helena K. Grannis, Esq.
Cleary Gottlieb Steen & Hamilton

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUN M-07-16

February 1, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Allergan plc (AGN)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 27, 2015 no-action request.

The company clearly led the proponent to the conclusion that its January 2, 2016 email attachment was only in regard to the December 23, 2015 rule 14a-8 proposal. Please see the note on the attachment today.

The company still has not provided a precedent of a company prevailing when its request for a broker letter does not reference a broker letter already received.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Judith Tomkins <Judith.Tomkins@actavis.com>

Allergan

Kira M. Schwartz
Assistant Secretary

T 862.261.8058
F 862 261.8043
kira.schwartz@actavis.com

Allergan plc
Morris Corporate Center III
400 Interspace Parkway
Parsippany, New Jersey 07054
www.allergan.com

January 1, 2016

VIA FEDERAL EXPRESS AND EMAIL TRANSMISSION

Mr. John Chevedden

FISMA & OMB MEMORANDUN M-07-16

Dear Mr. Chevedden:

I am writing about your email dated December 23, 2015, addressed to Mr. Robert Bailey of Allergan plc, regarding a shareholder proposal captioned "Proposal [4] Independent Board Chairman."

Before Allergan can process your shareholder proposal, you need to remedy a deficiency so that your proposal satisfies the eligibility requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Rule 14a-8(b) requires that a shareholder proponent must prove eligibility by submitting:

- either:
  - a written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held at least $2,000 in market value of Allergan plc's common stock for at least one year (*we note for your reference that the broker letter supplied refers to Allergan Inc.*); or
  - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

Allergan plc has not received verification of your ownership of its shares. Under Rule 14a-8(f), you must remedy this deficiency by responding *within 14 calendar days* from the date you receive this letter.

I am enclosing a copy of Rule 14a-8, in case that is helpful for you.

[I am not writing about your December 30, 2015 broker letter.]

[NEWYORK 3157635_1]

Allergan plc
Morris Corporate Center III
400 Interpace Parkway
Parsippany, NJ 07054
www.allergan.com

February 1, 2016

Via Email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities Exchange Act of 1934, as amended (the "***Exchange Act***") - Omission of Shareholder Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

This letter is submitted by Allergan plc ("***Allergan***" or the "***Company***") in response to the letter sent to the Securities and Exchange Commission (the "***Commission***"), dated January 29, 2016, from Mr. John Chevedden (the "***Proponent***"). The Proponent's letter was submitted in response to the Company's January 27, 2016 request (the "***No Action Request***") that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend enforcement if the Proponent's shareholder proposal is omitted from the Company's proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders.

This letter is being submitted electronically pursuant to Question C of Staff Legal Bulletin No. 14D (Nov. 7, 2008). Allergan is e-mailing this letter to the Staff at shareholderproposals@sec.gov. The Company is promptly forwarding a copy of this correspondence to the Proponent pursuant to section G.9 of Staff Legal Bulletin No. 14 (July 13, 2001).

The Proponent states in his response that the Company did not cite any defect in the Proponent's December 30, 2015 broker letter and that the Company did not acknowledge the December 30, 2015 broker letter.

A copy of the Company's letter notifying the Proponent of the deficiency in his ownership evidence, dated January 1, 2016 and timely delivered to the Proponent via email transmission and Federal Express in accordance with Rule 14a-8(f)(1) of the Exchange Act, is attached to this letter as Exhibit A (the "***Company Letter***"). In the Company Letter, the Company included an italicized note to make clear that the broker letter supplied by the Proponent referenced Allergan, **Inc**., not Allergan **plc** and that the Proponent needed to provide evidence of ownership of Allergan **plc** securities for the requisite period.

Allergan, Inc. is a subsidiary of the Company, which the Company acquired on March 17, 2015, and since that date there have been no public shareholders of Allergan, Inc. As previously described in the No Action Request, in the Company Letter the Company informed the Proponent that he is required to provide the Company with documentary evidence of his share ownership in **Allergan plc**.

As of the date of this letter, the Company has still not received any evidence from the Proponent of his ownership of Company securities.

Thank you for your attention and consideration of the above. If the Staff has any questions with respect to the foregoing, please do not hesitate to contact me at (862) 261-8830 or by email at Robert.Bailey@allergan.com.

Please send any email correspondence to Kira M. Schwartz, Assistant Secretary at kira.schwartz@actavis.com.

Very truly yours,

A. Robert D. Bailey, Esq.
Chief Legal Officer and
Corporate Secretary

cc: Mr. John Chevedden
Jeffrey D. Karpf, Esq.
Cleary Gottlieb Steen & Hamilton LLP
Helena K. Grannis, Esq.
Cleary Gottlieb Steen & Hamilton LLP

EXHIBIT A

See Attached.

Allergan

Kira M. Schwartz
Assistant Secretary

T 862.261.8058
F 862 261.8043
kira.schwartz@actavis.com

Allergan plc
Morris Corporate Center III
400 Interspace Parkway
Parsippany, New Jersey 07054
www.allergan.com

January 1, 2016

VIA FEDERAL EXPRESS AND EMAIL TRANSMISSION

Mr. John Chevedden

FISMA & OMB MEMORANDUN M-07-16

Dear Mr. Chevedden:

I am writing about your email dated December 23, 2015, addressed to Mr. Robert Bailey of Allergan plc, regarding a shareholder proposal captioned "Proposal [4] Independent Board Chairman."

Before Allergan can process your shareholder proposal, you need to remedy a deficiency so that your proposal satisfies the eligibility requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Rule 14a-8(b) requires that a shareholder proponent must prove eligibility by submitting:

- either:
  - a written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held at least $2,000 in market value of Allergan plc's common stock for at least one year (*we note for your reference that the broker letter supplied refers to Allergan Inc.)*; or
  - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

Allergan plc has not received verification of your ownership of its shares. Under Rule 14a-8(f), you must remedy this deficiency by responding *within 14 calendar days* from the date you receive this letter.

I am enclosing a copy of Rule 14a-8, in case that is helpful for you.

If you require any additional information or if you would like to discuss this matter, please call me at the 862.261.8058. Thank you.

Very truly yours,

Kira M. Schwartz
Assistant Secretary

Enclosure

Legal text set in Verdana 7pt.
[NEWYORK 3157635_1]

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR data is current as of December 29, 2015

Title 17 → Chapter II → Part 240 → §240.14a-8

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Need assistance?

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUN M-07-16

January 29, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Allergan plc (AGN)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 27, 2015 no-action request.

The company clearly failed to cite any defect in the December 30, 2015 broker letter. The company did not even acknowledge the December 30, 2015 broker letter.

The company cited no precedent of a company prevailing in the no action process based on a company request for a corrected broker letter that did not acknowledge receipt of the original broker letter.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Judith Tomkins <Judith.Tomkins@actavis.com>

Allergan

Allergan plc
Morris Corporate Center III
400 Interpace Parkway
Parsippany, NJ 07054
www.allergan.com

January 29, 2016

Via Email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities Exchange Act of 1934, as amended (the "***Exchange Act***") - Omission of Shareholder Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

This letter is submitted by Allergan plc ("***Allergan***" or the "***Company***") in response to the letter sent to the Securities and Exchange Commission (the "***Commission***"), dated January 27, 2016, from Mr. John Chevedden (the "***Proponent***"). The Proponent's letter was submitted in response to the Company's January 27, 2016 request (the "***No Action Request***") that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend enforcement if the Proponent's shareholder proposal is omitted from the Company's proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders.

This letter is being submitted electronically pursuant to Question C of Staff Legal Bulletin No. 14D (Nov. 7, 2008). Allergan is e-mailing this letter to the Staff at shareholderproposals@sec.gov. The Company is promptly forwarding a copy of this correspondence to the Proponent pursuant to section G.9 of Staff Legal Bulletin No. 14 (July 13, 2001).

The Proponent states in his response that the Company did not cite any defect in the Proponent's December 30, 2015 broker letter referencing ownership of 100 shares of Allergan, Inc., which is a subsidiary of the Company that the Company acquired on March 17, 2015 as detailed in the No Action Request. In view of and in accordance with Rule 14a-8(f)(1) of the Exchange Act, when the Company received this broker letter from the Proponent, the Company timely notified the Proponent of the deficiency in his ownership evidence in a letter dated January 1, 2016 delivered to the Proponent via email transmission and Federal Express. As described in the No Action Request, the Company in its January 1, 2016 letter informed the Proponent that he is required to provide the Company with documentary evidence of his share ownership in **Allergan plc** (emphasis added) under Rule 14a-8(b)(1) of the Exchange Act within 14 calendar days and described the ways in which the Proponent could prove eligibility pursuant to Rule 14a-8(b)(2) of the Exchange Act. Further, the Company included an italicized note in its letter to the Proponent to make clear that the broker letter referenced **Allergan, Inc**. (emphasis added). All shares of Allergan, Inc. are owned indirectly by the Company and there are no public shareholders of Allergan, Inc.

Thank you for your attention and consideration of the above. If the Staff has any questions with respect to the foregoing, please do not hesitate to contact me at (862) 261-8830 or by email at Robert.Bailey@allergan.com.

Please send any email correspondence to Kira M. Schwartz, Assistant Secretary at kira.schwartz@actavis.com.

Very truly yours,

A. Robert D. Bailey, Esq.
Chief Legal Officer and
Corporate Secretary

cc: Mr. John Chevedden
Jeffrey D. Karpf, Esq.
Cleary Gottlieb Steen & Hamilton LLP
Helena K. Grannis, Esq.
Cleary Gottlieb Steen & Hamilton LLP

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUN M-07-16

January 27, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Allergan plc (AGN)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 27, 2015 no-action request.

The company apparently received the December 30, 2015 broker letter and then asked for a broker letter 2-days later.

However the company failed to cite any defect in the December 30, 2015 broker letter.

The company offers no explanation for its omission.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Judith Tomkins <Judith.Tomkins@actavis.com>

TD Ameritrade

AGN

Post-it® Fax Note 7671	Date 12-30-15	# of pages ▸
To Robert Bailey	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB MEMORANDUN M-07-16***	
Fax # 862-261-7001	Fax #	

December 30, 2015

John Chevedden

FISMA & OMB MEMORANDUN M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB MEMORANDUM M-07-16*** TD Ameritrade Clearing Inc. DTC #0188

Dear John Chevedden,

Thank you for allowing me to assist you today. As you requested, this letter confirms that, as of the date of this letter, you have continuously held no less than the below number of shares in the above referenced account since December 1, 2014.

1. Netflix, Inc. (NFLX) 100 shares
2. Allergan, Inc. (AGN) 100 shares
3. Alphabet Inc. (GOOG) 7 shares
4. Alphabet Inc. (GOOGL) 7 shares
5. American Airlines Group Inc. (AAL) 100 shares

If we can be of any further assistance, please let us know. Just log in to your account and go to Client Services > Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

------ Forwarded Message
From: "Tomkins, Judith" <Judith.Tomkins@actavis.com>
Date: Sat, 2 Jan 2016 01:07:21 +0000
To: John Chevedden ***FISMA & OMB MEMORANDUN M-07-16***
Subject: Letter from Allergan plc

Mr. Chevedden—

Please see the attached letter sent on behalf of Allergan plc.

Regards,
Judy Tomkins

Judith Tomkins
Senior Corporate Counsel
Allergan
Harborside Financial Center
Plaza V, Suite 1900
Jersey City, NJ 07311
(201) 427-8181
judith.tomkins@actavis.com <mailto:judith.tomkins@actavis.com>

Allergan

Kira M. Schwartz
Assistant Secretary

T 862.261.8058
F 862 261.8043
kira.schwartz@actavis.com

Allergan plc
Morris Corporate Center III
400 Interspace Parkway
Parsippany, New Jersey 07054
www.allergan.com

January 1, 2016

VIA FEDERAL EXPRESS AND EMAIL TRANSMISSION

Mr. John Chevedden

FISMA & OMB MEMORANDUN M-07-16

Dear Mr. Chevedden:

I am writing about your email dated December 23, 2015, addressed to Mr. Robert Bailey of Allergan plc, regarding a shareholder proposal captioned "Proposal [4] Independent Board Chairman."

Before Allergan can process your shareholder proposal, you need to remedy a deficiency so that your proposal satisfies the eligibility requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Rule 14a-8(b) requires that a shareholder proponent must prove eligibility by submitting:

- either:
  - a written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held at least $2,000 in market value of Allergan plc's common stock for at least one year (*we note for your reference that the broker letter supplied refers to Allergan Inc.)*; or
  - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

Allergan plc has not received verification of your ownership of its shares. Under Rule 14a-8(f), you must remedy this deficiency by responding *within 14 calendar days* from the date you receive this letter.

I am enclosing a copy of Rule 14a-8, in case that is helpful for you.

[NEWYORK 3157635_1]

If you require any additional information or if you would like to discuss this matter, please call me at the 862.261.8058. Thank you.

Very truly yours,

Kira M. Schwartz
Assistant Secretary

Enclosure

Legal text set in Verdana 7pt.
[NEWYORK 3157635_1]

Allergan

Allergan plc
Morris Corporate Center III
400 Interpace Parkway
Parsippany, NJ 07054
www.allergan.com

January 27, 2016

Via Overnight Delivery
Via Email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities Exchange Act of 1934, as amended (the "***Exchange Act***") - Omission of Shareholder Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

Allergan plc ("***Allergan***" or the "***Company***") has received a shareholder proposal (the "***Shareholder Proposal***") from Mr. John Chevedden (the "***Proponent***") for inclusion in the Company's proxy statement and form of proxy (the "***2016 Proxy Materials***") for its 2016 Annual Meeting of Shareholders (the "***2016 Annual Meeting***"). Allergan intends to omit the Shareholder Proposal from its 2016 Proxy Materials pursuant to Rule 14a-8(f)(1) of the Exchange Act. Allergan respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "***Staff***") that no enforcement action will be recommended if the Company omits the Shareholder Proposal from the 2016 Proxy Materials.

In accordance with Rule 14a-8(j) of the Exchange Act, the Company has:

- enclosed herewith six copies of this letter and its attachments; and
- concurrently sent a copy of this correspondence to the Proponent.

By copy of this letter, Allergan notifies the Proponent of the Company's intention to omit the Shareholder Proposal from the 2016 Proxy Materials. Allergan agrees to promptly forward to the Proponent any Staff response to Allergan's no-action request that the Staff transmits to Allergan. Rule 14a-8(k) of the Exchange Act and Question E of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB 14D***") provide that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Staff with respect to the Shareholder Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) of the Exchange Act and Question E of SLB 14D.

This letter is being submitted electronically pursuant to Question C of SLB 14D. Allergan is e-mailing this letter, including the Shareholder Proposal and supporting statement, as well as related correspondence from the Proponent, attached as Exhibit A, to the Staff at shareholderproposals@sec.gov.

THE PROPOSAL

A copy of the Shareholder Proposal, dated December 23, 2015, and supporting statement is attached to this letter as Exhibit A. For the convenience of the Staff, the text of the resolution contained in the Shareholder Proposal is set forth immediately below:

"Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This proposal requests that all the necessary steps be taken to accomplish the above."

BASIS FOR EXCLUSION

The Company believes that the Shareholder Proposal may properly be excluded from the 2016 Proxy Materials under Rule 14a-8(f)(1) because the Proponent failed to adequately provide evidence that the Proponent held at least $2,000 in market value, or 1%, of the Company's securities for at least one year preceding and including the Shareholder Proposal's submission date, December 23, 2015, as required under Rule 14a-8(b)(1).

ANALYSIS

The Shareholder Proposal may be excluded under Rule 14a-8(f)(1) because the Proponent failed to provide sufficient evidence of ownership to submit the Shareholder Proposal as required by Rule 14a-8(b)(1).

Pursuant to Rule 14a-8(f)(1), a company may exclude a proposal from its proxy materials if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company properly notified the proponent of the deficiency and the proponent failed to correct it. As set forth under Rule 14a-8(b)(1), to be eligible to submit a proposal, a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submits the proposal." A proponent who is not a registered holder of a company's securities must prove eligibility in accordance with Rule 14a-8(b)(2), which provides that "a written statement from the 'record' holder (usually a broker or bank) verifying that, at the time [the proponent] submitted the proposal, [the proponent] continuously held securities for at least one year" is sufficient to prove eligibility.

If a proponent fails to provide evidence of eligibility under Rule 14a-8(b)(1), a company must, within 14 calendar days of receiving the proposal, provide the proponent with written notice of the eligibility deficiency, as well as the time frame for the proponent's response. In addition, if the proponent fails to provide documentary evidence of the minimum ownership requirement for the one-year period prior to submitting the proposal, the company must timely notify the proponent of this deficiency and include the proposal's date of submission and explain that a new proof of ownership for the one-year period preceding and including that date is required for inclusion in the proxy materials. *See* Staff Legal Bulletin No. 14G, Section C (October 16, 2012) ("***SLB 14G***").

The Proponent submitted the Shareholder Proposal to the Company on December 23, 2015 via email. While the Proponent initially failed to provide evidence that he continuously held the requisite minimum amount of securities for the one-year period, on December 30, 2015, the Proponent provided the Company with a broker letter referencing ownership of 100 shares of Allergan, Inc. Allergan, Inc. is a subsidiary of the Company, which the Company acquired on March 17, 2015. At the closing of the acquisition of Allergan, Inc. by Actavis plc, shareholders of Allergan, Inc. received shares of Actavis plc (subsequently renamed "Allergan plc"), and Allergan, Inc. filed a Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 on Form 15D on March 27, 2015 to terminate its registration. Following the closing of the acquisition, all shares of Allergan, Inc. are owned indirectly by the Company and there are no public shareholders. The Company timely notified the Proponent of the deficiency in his ownership evidence in a letter dated January 1, 2016, attached as

Exhibit B (the "***Company Letter***"), delivered to the Proponent via Federal Express and email transmission. The Company informed the Proponent that he must provide the Company with documentary evidence of his share ownership in the Company as required by Rule 14a-8(b)(1) within 14 calendar days and described the ways in which the Proponent could prove eligibility pursuant to Rule 14a-8(b)(2). The Company also included a copy of Rule 14a-8 for the Proponent's reference. The Company included an italicized note in its letter to the Proponent to make clear that the broker letter referenced Allergan, **Inc**., not Allergan **plc** and that the Proponent needed to provide evidence of ownership of Allergan **plc** securities for the requisite period.

Nonetheless, as of the date of this letter, the Company has not received any response to the Company Letter from the Proponent, and the Company has not received any further information from the Proponent concerning his ownership of Company securities or, to our knowledge, with respect to any other matter. As a result, the Proponent failed to provide proof of ownership of the requisite securities for a continuous one-year period within 14 days of the Company's deficiency notice as provided in Company Letter.

Accordingly, the Company believes that the Shareholder Proposal may be properly excluded from the 2016 Proxy Materials under Rule 14a-8(f)(1) of the Exchange Act.

Waiver of the 80-Day Submission Requirement for Showing of Good Cause.

We further request that the Staff waive the 80-day filing requirement as set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Securities and Exchange Commission (the "***Commission***") no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff to waive the deadline if a company can show "good cause."

The Company held its last Annual Meeting of Shareholders on June 5, 2015. Accordingly, as required under Rule 14a-8(e)(2), the deadline for stockholder proposals for inclusion in the Company's 2016 Proxy Materials was December 26, 2015, 120 days before the date of the Company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company held its prior Annual Meeting on May 9, 2014 (and its predecessor company, Warner Chilcott plc, historically held its meetings in May), but moved its 2015 meeting one month later to accommodate the Allergan, Inc. acquisition transaction. The Company intends to revert to its historical meeting practice and schedule the 2016 Annual Meeting for May. Accordingly, the Company intends to file its 2016 Proxy Materials prior to the end of March 2016, which is less than 80 days from the date of this letter.

The Company believes that it has good cause for its failure to make its no-action letter request with the 80-day period. Good cause for a waiver exists because the Company's arguments for exclusion of the Proposal are dependent on the Proponent's response to the Company Letter, and, as discussed above, the full 14 days for the Proponent's response elapsed without any corrected proof of ownership being provided. Specifically, the Company's 80-day filing period expired on January 5, 2016 (assuming a March 25 proxy statement filing). However, the Company Letter was delivered to the Proponent on January 1, 2016 (within two days of receipt of the broker letter), and therefore the Proponent's response deadline was January 15, 2016. Given the New Year's holiday, the Company waited an extra week following the deadline in order to provide adequate time for the Company to receive a response to the Company Letter. The Proponent's failure to provide evidence of requisite ownership in a timely manner has left the Company without 80 days prior to its intended filing and mailing date with which to make this submission.

We believe both that the 80-day requirement under Rule 14a-8(j) does not apply where the eligibility requirements of Rule 14a-8(b) have not been met (see, e.g., Captec Net Lease Realty, Inc., May 4, 2000 (80-day requirement not applied where proponent failed to establish his eligibility to submit a proposal)) and that, even if the 80-day requirement were applicable, the Company had good cause for the delayed submission. The Commission has previously granted waivers in similar circumstances where the reason for the delayed submission of a request for no-action was that the company had been waiting for a response from the proponent to correct deficiencies in their submissions. See e.g., Toll Brothers, Inc. (Jan. 10, 2006); E*TRADE Group, Inc. (Oct. 31, 2000); PHP Healthcare Corp. (Aug. 25, 1998). Given the brevity of the Company's argument above and the recent passage of the 80-day deadline, the Company believes that the Staff will not be unduly burdened by this request and will have adequate time to consider the request presented herein. In addition, the Company does not believe that the Proponent will be prejudiced or harmed by the waiver in light of the recent passage of the deadline.

Accordingly, we believe that the Company has "good cause" for its inability to meet the 80-day requirement, and we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

CONCLUSION

Based upon the foregoing analysis, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8(f)(1).

If the Staff has any questions with respect to the foregoing, please do not hesitate to contact me at (862) 261-8830 or by email at Robert.Bailey@allergan.com.

Please send any email correspondence to Kira M. Schwartz, Assistant Secretary at kira.schwartz@allergan.com.

Very truly yours,

A. Robert D. Bailey, Esq.
Chief Legal Officer and
Corporate Secretary

cc: Mr. John Chevedden
Jeffrey D. Karpf, Esq.
Cleary Gottlieb Steen & Hamilton LLP
Helena K. Grannis, Esq.
Cleary Gottlieb Steen & Hamilton LLP

EXHIBIT A

See Attached.

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUN M-07-16

Mr. Robert Bailey
Corporate Secretary
Allergan plc (AGN)
Morris Corporate Center III
400 Interpace Parkway
Parsippany, NJ 07054
PH: 862 261-7000
FX: 862 261-7001

Dear Mr. Bailey,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB MEMORANDUN M-07-16***

Sincerely,

John Chevedden

December 23, 2015
Date

cc: Sheldon Hirt <Sheldon.Hirt@actavis.com>
Senior Vice President – Legal Affairs and Assistant General Counsel
PH: 862-261-7158
<investor.relations@actavis.com

[AGN: Rule 14a-8 Proposal, December 23, 2015]

Proposal [4] – Independent Board Chairman

Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This proposal requests that all the necessary steps be taken to accomplish the above.

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management. By setting agendas, priorities and procedures, the Chairman is critical in shaping the work of the Board.

A board of directors is less likely to provide rigorous independent oversight of management if the Chairman is an insider, as is the case with our Company. Transitioning to a board chairman who is independent of our Company and its management is a practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

According to the Millstein Center for Corporate Governance and Performance (Yale School of Management), "The independent chair curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board." (Chairing the Board: The Case for Independent Leadership in Corporate North America, 2009.)

An NACD Blue Ribbon Commission on Directors' Professionalism recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and provide ongoing feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises." A blue-ribbon report from The Conference Board echoed that position.

A number of institutional investors said that a strong, objective board leader can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a company's board should be chaired by an independent director, as does the Council of Institutional Investors.

An independent director serving as chairman can help ensure the functioning of a more effective board of directors. Please vote to enhance shareholder value:

Independent Board Chairman – Proposal [4]

Notes:
John Chevedden, ***FISMA & OMB MEMORANDUN M-07-16*** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB MEMORANDUN M-07-16

TD Ameritrade

AGN

Post-it® Fax Note 7671	Date 12-30-15	# of pages ▶
To Robert Bailey	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phon ***FISMA & OMB MEMORANDUN M-07-16	
Fax # 862-261-7001	Fax #	

December 30, 2015

John Chevedden

FISMA & OMB MEMORANDUN M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB MEMORANDUM M-07-16*** TD Ameritrade Clearing Inc. DTC #0188

Dear John Chevedden,

Thank you for allowing me to assist you today. As you requested, this letter confirms that, as of the date of this letter, you have continuously held no less than the below number of shares in the above referenced account since December 1, 2014.

1. Netflix, Inc. (NFLX) 100 shares
2. Allergan, Inc. (AGN) 100 shares
3. Alphabet Inc. (GOOG) 7 shares
4. Alphabet Inc. (GOOGL) 7 shares
5. American Airlines Group Inc. (AAL) 100 shares

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EXHIBIT B

See Attached.

Allergan

Kira M. Schwartz
Assistant Secretary

T 862.261.8058
F 862 261.8043
kira.schwartz@actavis.com

Allergan plc
Morris Corporate Center III
400 Interspace Parkway
Parsippany, New Jersey 07054
www.allergan.com

January 1, 2016

VIA FEDERAL EXPRESS AND EMAIL TRANSMISSION

Mr. John Chevedden

FISMA & OMB MEMORANDUN M-07-16

Dear Mr. Chevedden:

I am writing about your email dated December 23, 2015, addressed to Mr. Robert Bailey of Allergan plc, regarding a shareholder proposal captioned "Proposal [4] Independent Board Chairman."

Before Allergan can process your shareholder proposal, you need to remedy a deficiency so that your proposal satisfies the eligibility requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Rule 14a-8(b) requires that a shareholder proponent must prove eligibility by submitting:

- either:
  - a written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held at least $2,000 in market value of Allergan plc's common stock for at least one year (*we note for your reference that the broker letter supplied refers to Allergan Inc.)*; or
  - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

Allergan plc has not received verification of your ownership of its shares. Under Rule 14a-8(f), you must remedy this deficiency by responding *within 14 calendar days* from the date you receive this letter.

I am enclosing a copy of Rule 14a-8, in case that is helpful for you.

If you require any additional information or if you would like to discuss this matter, please call me at the 862.261.8058. Thank you.

Very truly yours,

Kira M. Schwartz
Assistant Secretary

Enclosure

Legal text set in Verdana 7pt.
[NEWYORK 3157635_1]

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR data is current as of December 29, 2015

Title 17 → Chapter II → Part 240 → §240.14a-8

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

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